Tel Aviv, June 11, 2010
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1
Filed December 4, 2009
File No. 333-162088

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics Inc. (the “Company”), we provide the Company’s response to the comment letter dated December 17, 2009, relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated December 17, 2009 have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein by not otherwise defined shall have the meanings ascribed to them in Amendment No. 3 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

Prospectus Cover Page

1. Please identify the lead or managing underwriter(s) as required by Item 501(b)(8) and include the offering price.

The Company advises the Staff that it has determined that the offering shall not be conducted on an underwritten basis. Accordingly, we advise the Staff that the above comment is no longer applicable as a result of the change in the structure of the contemplated offering.

Determination of Offering Price, page 19

2. Please expand your disclosure to include a discussion of the various factors considered in determining the exercise prices of the warrants to be registered as required by Item 505(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure of the terms of the warrants under “Description of Securities” to include, among others, the various factors to be considered by management in the determination of the exercise price of the warrants.

Voting Agreements, page 38

3. Please file the new voting agreement entered into by Clal Biotechnology Industries, Professor Abraham Hochberg and Mr. Avi Barak as an exhibit to your registration statement.

In response to the Staff’s comment, the Company revised the Registration Statement to include the new voting agreement as Exhibit 9.2 to the Registration Statement.

*********

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
June 11, 2010

In addition, in light of the change in the structure of the contemplated offering, the Company hereby re-submits its responses to the Staff’s comments included in a letter dated November 25, 2009:

General

1. It appears you are conducting an all-or-none offering, and therefore, Exchange Act Rule 10b-9 would apply. Tell us how you will structure your offering to ensure compliance with this rule. For example, how will you provide purchasers with the “specified price” as contemplated by the rule and prompt refunds if all amounts are not sold. Explain how the funds will be segregated to ensure availability for prompt refunds, if required. Revise the registration statement as appropriate.

The Company respectfully submits that the contemplated offering is not an “all-or-none” basis offering in light of the fact that the offering is not contingent on a sale of a specified number of units (or all units) by a specified date. In this respect we note that all-or-none offerings were defined as offerings in which all of the securities must be sold within the designated period. See, for instance, Howard v. SEC, 376 F.3d 1136, fn 13. The Company has revised the disclosure on the offering structure under “Plan of Distribution” to include additional clarifying language regarding the structure of the offering.

2. Explain when BioCancell may begin to receive funds in connection with the offering. Based on the discussion on page 72, we assume you will receive funds only after the auction closes, bids are accepted, and shares allocated. Since you will not receive payment until after the auction closes, you may run the risk that some purchasers who are allocated shares do not pay. The registration statement should clarify whether you will place purchaser funds in an escrow or similar account until all proceeds are received. If BioCancell may receive funds, in full or a deposit, prior to acceptance of bids, please revise to detail this process.

In response to the Staff’s comment, the description of the offering process under “Plan of Distribution” has been extended to clarify that the offering will be administrated by an offering coordinator, a member of the Tel Aviv Stock Exchange. The consideration to be paid in the offering will be deposited in a special escrow account of the offering coordinator and such consideration will be released to the Company only in exchange for the issuance of the shares and warrants, as required by the applicable rules of the Tel Aviv Stock Exchange and the Israeli Securities Authority pursuant to which the offering will be conducted. In addition, as required by these applicable rules, all invitations submitted throughout the auction process will be guaranteed by members of the Tel Aviv Stock Exchange which shall collect such invitations and transfer them to the offering coordinator. Accordingly, the Company does not face a real risk that potential bidders would fail to deliver the consideration for the shares and warrants to be issued to them.

3. Revise to clarify if you expect the auction will begin before effectiveness with bids being structured as conditional offers, If you will receive conditional offers, revise to ensure you provide appropriate safeguards to ensure compliance with Section 5. In this regard, you will need to provide withdrawal rights and ensure you have not received consideration prior to acceptance of any conditional offer. See Compliance and Disclosure Interpretation Question 13926 under Securities Act Section 5.

In response to the Staff’s comment, the Company hereby advises the Staff that the auction process will begin following the effectiveness of the Registration Statement.

Cover Page

4. Please revise your cover page to clearly state the auction is being done on a best efforts all-or-none basis whereby BioCancell will sell 20,000 units, if any. Also, identify the price range on your cover page.

In response to the Staff’s comment, the cover page of the prospectus has been revised to clearly state that the offering is being done on a best-efforts basis and is not underwritten on a firm basis. The Company respectfully submits that the contemplated offering is not an “all-or-none basis” offering (see above the response to comment no. 1). The Company intends to further revise the Registration Statement to include a price range prior to the effective date of the Registration Statement.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
June 11, 2010

Risks Related to the Offering Process of Our Offering, page 18

5. Please include a risk factor discussing the self underwritten nature of your offering and the possibility that non-professionals may purchase a large portion of your offering resulting in an increased likelihood that some investors will not pay for the shares they are allocated in the offering.

In light of the factors describe above, the Company respectfully submits that it does not believe that it shall face a real risk that potential bidders would fail to deliver the consideration for the shares and warrants to be issued to them. Accordingly, the Company respectfully submits that there is no need to include a risk factor addressing such risk. The Registration Statement includes a specific section that describes other potential risks associated with the auction process.

Determining the Offering Price, page 19

6. Please revise to include a price range, rather than a range for the minimum price per share. If the NIS 825 —1,500 is intended to be the price range, please explain why you believe this proposed range is appropriate.

As noted above, the Company intends to further revise the Registration Statement to include a price range prior to the effective date of the Registration Statement. The range will be determined based on assessment to be done by the Company’s management of prevailing market conditions, the historical performance of the Company’s stock on Tel Aviv Stock Exchange and the Company’s business.

7. We note that the exercise price of the warrants will be between 125% and 150% of the price per share at which the shares of Common Stock will be offered to the Company. Your disclosure states that the percentage will be determined in advance of the auction, based on indications received from potential investors. Please disclose what indications you are referring to and how management will receive these indications. Additionally, disclose how potential investors will be provided with this information prior to the beginning of the auction.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Determination of Offering Price”.

Plan of Distribution, page 71

8. We note your statement “The prices at which the shares of Common Stock and Warrants maybe sold will be determined by prevailing market prices for the shares or in negotiated transactions.” This statement does not appear consistent with the proposed offering process. Please explain the statement or remove it from your registration statement.

In response to the Staff’s comment, the Company has removed the reference from the Registration Statement.

9. Please revise the fourth paragraph under the subsection heading titled “Auction Process” to revise the statement that a portion of the proceeds will be applied to the costs associated with the offering to clarify that you will only use proceeds from the offering to defray the costs if you complete the offering. Please further clarify that you will promptly refund all amounts if the offering does not go forward.

In response to the Staff’s comment, the Company has removed the reference from the Registration Statement.

10. Please revise the “Acceptance of Bids” discussion to clarify what will occur if investors do not submit all amounts after they are notified of their accepted bids. For example, will you offer these shares to other bidders or lower the price?

In light of the factors describe above, the Company respectfully submits that it does not believe that it shall face a risk that potential investors would fail to submit all amounts after they are notified of their accepted bids.

* * * * *

We would be happy to set a conference call in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Sincerely,

       /s/ Dr. Shachar Hadar

Dr. Shachar Hadar

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.